

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Via E-mail
John C. Regan
Senior Vice President - Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102

> **Re:** **Quicksilver Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Response Letter Dated October 10, 2012**
> **File No. 001-14837**

Dear Mr. Regan:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page 70

Note 16. Fortune Creek, page 95

1.   We note from your response to comment 3 in our letter dated September 25, 2012 that you have reported KKR's 50% share in the Fortune Creek partnership as a liability based on guidance in FASB ASC 480 due to the "combination of the rights and obligations under the gathering and partnership agreements." Based on your reply, it remains unclear to us why the 50% owned by KKR should not be reflected as a noncontrolling interest under the guidance in FASB ASC 810-10-45-15 through 17A. In this regard, we note from your response that the partnership interest issued to KKR in exchange for cash was classified as equity within the Fortune Creek stand-alone financial statements, which

appears to meet the criteria in FASB ASC 810-10-45-16A(a). Please provide additional information to support your reliance on ASC 480 versus the noncontrolling interest guidance in ASC 810.

<u>Exhibit 99.2</u>

2.   We note from your response to comment 10 in our letter dated September 25, 2012 that the wells in the Horn River Asset are completed in one of two formations, the Muskwa or the Kula. We also note you state that the reserves assigned to wells in the Muskwa formation have approximately twice the reserves assigned to the wells in the Kula formation. Furthermore, we note you state that your estimates are based on the performance of the existing producing wells. From your response, it is not clear to us how many of the four developed producing wells are producing in the Muskwa formation in support of the higher estimate of reserves assigned to the wells in that formation. Please provide us with a base map denoting the location of each of the proved developed producing wells, proved developed non-producing wells and the proved undeveloped locations in the Muskwa formation. Please annotate each well and location to denote the proved EUR assigned to that well. For the Muskwa producing wells, please provide us with the cumulative production by well as of December 31, 2011.

3.   We note on page 10 of your Form 10-K, you state "as of December 31, 2011, we had four wells producing and 10 wells drilled and awaiting completion in our Horn River Asset, of which we expect eight wells to come online in 2012." We note from your response to comment 10 in our letter dated September 25, 2012 that four of the ten wells identified as drilled and cased in the filing on Form 10-K were remotely located and had no proved reserves assigned to them. Please tell us of the eight wells you expect to come online in 2012 how many of those wells have proved reserves assigned to them as of December 31, 2011. Furthermore, please tell us if you also expect to bring the remaining two drilled and cased wells online and if so when.

You may contact Jennifer O'Brien at (202) 551-3721 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director